UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. Morgan, Lewis & Bockius LLP Condor House 5-10 St. Paul’s Churchyard London, ENGLAND EC4M 8AL +44 (0)20 3201 5531 (telephone number) +44 (0)20 3201 5001 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  G37585109

1	NAMES OF REPORTING PERSONS Peter G. Livanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,403,442
	8	SHARED VOTING POWER 541,000
	9	SOLE DISPOSITIVE POWER 31,403,442
	10	SHARED DISPOSITIVE POWER 541,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,944,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Ceres Shipping Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,727,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,727,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,727,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Blenheim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,727,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,727,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,727,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

The purpose of this Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014 and September 26, 2014 (as amended, the “Amended Schedule 13D”) is to update the percentage of common shares (the “Shares”) of GasLog Ltd. (the “Issuer”) beneficially owned by the reporting persons to reflect the revised total number of outstanding Shares, as reported by the Issuer in the Annual Report on Form 20-F filed with the Commission on March 26, 2015 (the “Annual Report”). This Amendment No. 4 also updates the disclosure (i) to reflect the purchase of an aggregate of 396,000 Shares (approximately 0.49% of the Issuer’s outstanding Shares) in the open market by entities controlled by Peter G. Livanos and (ii) to remove Falconera Navigation Inc. (“Falconera”), Maple Tree Holdings Ltd. (“Maple Tree”) and Ash Tree S.A. (“Ash Tree”) as co-filers because they each beneficially own less than 5% of the Issuer’s outstanding Shares. The Shares beneficially owned by Falconera, Maple Tree and Ash Tree are disclosed in Item 5 below.

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Greece and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chairman Ceres Shipping Ltd. Clarendon House 2 Church Street, Hamilton, Bermuda Chairman and sole shareholder	international owner, operator and manager of LNG carriers holding company that has interests in tankers, dry bulk carriers and containerships
Ceres Shipping Ltd.	Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda	N/A	See above
Directors
Peter G. Livanos	See above	See above	See above	See above
Bruce L. Blythe	Minera Mews London SW1W 9JD	U.S.A. and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Director Ceres Shipping Ltd. Clarendon House 2 Church Street Hamilton, Bermuda Director	See above See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Jean Haramis		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Switzerland	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	family office
Officers
Chairman	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Secretary	Codan Services Ltd.	Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda		local agents
Chief Financial Officer	Athanasios Thanopoulos	c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Greece	DryLog Ltd. c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chief Financial Officer	holding company that has interests in international operators of dry bulk vessels and in dry bulk carriers
Chief Operating Officer	Antonios Bafes	Drylog Investments Ltd. c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Greece	Drylog Investments Ltd. c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Director	holding company that has interests in international operators of dry bulk carriers

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Blenheim Holdings Ltd.		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Bermuda	N/A	holding company
Directors
Peter G. Livanos		See above	See above	See above	See above
Bruce L. Blythe		See above	See above	See above	See above
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Legal and Corporate	international operator and manager of dry bulk carriers
Officers
Secretary	Codan Services Ltd.	See above	See above	See above	See above

Item 3. Source and Amount of Funds or Other Consideration

In November and December 2014, the Controlled Entities (as defined below) purchased an aggregate 396,000 Shares in the open market at an average price of $20.51 per Share, for an aggregate purchase price of approximately $8.12 million. The source of funds for such purchase was legally available funds of the Controlled Entities for the purpose.  Mr. Livanos is an officer, member of the board of directors and/or settlor of the Controlled Entities, accordingly he may be deemed to have shared voting and/or dispositive power over such Shares. Mr. Livanos disclaims beneficial ownership of such acquired Shares.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are amended and restated as follows:

(a) See Items 11 and 13 on Cover Pages to this Amendment No. 4. Percentages are based on 80,496,499 Shares outstanding, as reported by the Issuer in the Annual Report.

Peter G. Livanos. Peter G. Livanos is the direct beneficial owner of 71,428 Shares.

Ceres Shipping Ltd. (“Ceres”). Mr. Livanos beneficially owns 100% of the share capital of Ceres. Ceres does not directly own any Shares.

Blenheim Holdings Ltd. (“Blenheim”). Blenheim is the direct owner of 29,727,014 Shares. Ceres beneficially owns a majority of the share capital of Blenheim, and, pursuant to the bye-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.

Accordingly, Ceres may be deemed to beneficially own the Shares directly held by Blenheim.

Mr. Livanos also beneficially owns 100% of the share capital of the following entities (the “Owned Entities”) which directly own an aggregate 1,605,000 Shares:

Entity	Number of Shares Directly Owned
Blueberry Tree Inc.	625,000
Ash Tree S.A.	580,000
Maple Tree Holdings Ltd.	400,000

Mr. Livanos is an officer, member of the board of directors and/or settlor of the following entities (the “Controlled Entities”) which directly own an aggregate 541,000 Shares for the benefit of Mr. Livanos and members of his family, accordingly he may be deemed to have shared voting and/or dispositive power over such Shares:

Entity	Number of Shares Directly Owned
Falconera Navigation Inc.	377,000
Chiara Holdings Inc.	71,000
Thatcher Investments Limited	23,250
Eleanor Investments Holdings Limited	23,250
Nelson Equity Limited	23,250
JP Jones Holdings Limited	23,250

Mr. Livanos disclaims beneficial ownership of the Shares owned by the Controlled Entities, and the Controlled Entities disclaim beneficial ownership of the Shares owned by Mr. Livanos and the Owned Entities.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 4.

(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 4.

(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 4.

(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 4.

(c) There have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2014

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director